Exhibit 1.01

LSB Industries, Inc.

Conflict Minerals Report

For the reporting period from January 1, 2014 to December 31, 2014

This Conflict Minerals Report (“Report”) of LSB Industries, Inc. (the “Company,” “we,” “us” or “our”) is prepared pursuant to Rule 13p-1 and Form SD (“Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for purposes of the Rule and this Report are the Democratic Republic of the Congo (“DRC”), South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products, and Conflict Minerals are necessary to the functionality or production of those products.

This Report relates to products (a) for which Conflict Minerals are necessary to the functionality or production of that product, (b) that were manufactured, or contracted to be manufactured by the Company, and (c) for which the manufacture was completed during calendar year 2014.

Company Overview

We are a manufacturing company operating primarily in two lines of business - production of chemicals and production of heating, ventilation, air conditioning and heat pump products (“HVAC”). Our chemical business produces ammonium nitrate, anhydrous ammonia, nitric acid, sulfuric acid, and other chemicals used by our customers in the agricultural, industrial and mining industries. Products designed and manufactured by our HVAC business are targeted for installation in new buildings, renovation of existing buildings, and replacement of existing heating and air-conditioning systems.

Company’s Products Covered by this Report

We are downstream in the supply chain and several levels removed from the actual mining of Conflict Minerals, which makes tracing materials back to their mine and source country of origin a difficult and complex endeavor. The Company does not make purchases of raw ore or unrefined Conflict Minerals and makes no purchases in the DRC or adjoining countries. The Company is not a vertically integrated manufacturer and instead utilizes components produced by others in its products in the HVAC business. As a result, we manufacture products which likely contain Conflict Minerals due to the anticipated presence of such minerals in parts and components obtained from some of our suppliers.

Based upon an analysis of our product lines within our multiple business units that comprise our chemical and HVAC businesses, we have determined that the products produced by our HVAC businesses are subject to the reporting requirements under the Rule. These products, which we refer to in this Report collectively as the “Covered Products,” are heating, ventilation and air conditioning products consisting of geothermal and water source heat pumps, hydronic fan coils, large custom air handlers, modular geothermal and other chillers and related products.

Our HVAC products are more fully described on our website, www.lsbindustries.com, under the “Climate Control Business” tab. The content of our website that is referenced in this Report is for general information only and is not incorporated by reference in this Report.

The Company’s Due Diligence Process

Due Diligence Measures.

Our due diligence measures undertaken included the following:

(a)	We adopted a Conflict Minerals Policy that is available on the website at www.lsbindustries.com under “Investors” in “Conflict Minerals.” The Conflict Minerals Policy includes a method for reporting violations of the policy.

(b)	We assembled an internal team to support supply chain due diligence. Our internal system for Conflict Minerals identification and reporting obligations includes the participation of management within our HVAC business, personnel with responsibilities over Covered Products and component vendors, and our corporate legal personnel.

(c)	We engaged a third-party service provider, Source Intelligence (“SI”), (a) to provide better transparency within our mineral supply chains (b) to facilitate training, communication of policies and expectations, and awareness of the Rule to our employees (c) to identify minerals suppliers in our supply chain for possible 3TG products (d) to facilitate training of suppliers regarding the Rule, and (e) to collect, store, and review information on 3TG sourcing practices.

(d)	Our legal department provides the Company’s audit committee and senior executives the results of the due diligence efforts, and the Company has multiple longstanding grievance mechanisms whereby whistleblowers, employees and suppliers can report violations of the Company’s policies, including our Conflict Minerals Policies.

(e)	Where practical, the Company incorporates a Conflict Minerals clause which is included in its HVAC purchase order standard terms and conditions.

Implementation of RCOI.

The Company conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals. The good faith RCOI is designed to determine which suppliers utilized parts containing Conflict Minerals and whether any of the Conflict Minerals originated in the Covered Countries. The Company’s due diligence measures conform generally to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (“OECD Guidance”).

To implement the RCOI, our direct suppliers were engaged to collect information regarding the presence and sourcing of 3TG Minerals used in the products supplied to the Company. Information was collected and stored using an online platform provided by a third party service provider. The program utilized the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template (CMRT).

Supplier Engagement

The RCOI began with an introduction email from us to each of our applicable direct suppliers describing the Conflict Minerals Compliance Program (CMCP) requirements and identifying SI as a partner in the process. In an effort to increase awareness of the CMCP, supporting regulation, and frequently asked questions (FAQs) concerning 3TG mineral tracing, the email included reference to the Source Intelligence Conflict Minerals Supplier Resource Center (https://conflictmineralsresources.com). SI sent a subsequent email to suppliers containing a registration and survey request link for the on-line data collection platform.

Subsequent engagement followed these steps:

(a)	Following the initial introductions to the program and information request, up to five reminder emails were sent to each non-responsive supplier requesting survey completion.

(b)	Suppliers who remained non-responsive to these email reminders were contacted by telephone and offered assistance. This assistance included, but was not limited to, further information about the CMCP, an explanation of why the information was being collected, a review of how the information would be used and clarification regarding how the information needed could be provided.

If, after these efforts, a given supplier still did not register with the system or provide the information requested, an escalation process was initiated. The Company contacted these suppliers by email and phone to request their participation in the program. SI followed-up these communications with a further request for registrations and survey responses. Suppliers were given a final deadline of April 10, 2015 to provide information about the metal processors present in their supply chains for the 2014 reporting year. A number of suppliers failed to respond.

On our behalf, SI evaluated supplier responses for plausibility, consistency, and gaps both in terms of which products were stated to contain or not contain necessary Conflict Minerals, as well as the origin of those materials. Additional supplier contacts were conducted to attempt to resolve the following “quality control” flags:

•	One or more smelter or refiners (SORs) were listed for an unused metal;

•	SOR information was not provided for a used metal, or SOR information provided was not a verified metal processor;

•	Supplier answered yes to sourcing from the DRC, but none of the SORs listed are known to source from the region;

•	Supplier indicated that they have not received conflict minerals data for each metal from all relevant suppliers;

•	Supplier indicated they have not identified all of the SORs used for the products included in the declaration scope;

•	Supplier indicated they have not provided all applicable SOR information received; and

•	Supplier indicated 100% of the Conflict Minerals for products covered by the declaration originates from scrap/recycled sources, but one or more SORs listed are not known to be exclusive recyclers.

Due Diligence Results

A total of 272 direct suppliers were identified for conflict mineral regulatory purposes and contacted as part of the RCOI process. The response rate among these suppliers was 65 percent. Of these responding suppliers, 29 percent indicated one or more of the Conflict Minerals as necessary to the functionality or production of the products they supply to the Company.

Based on SI’s source smelter/refiner database, there was an indication of DRC sourcing for 33 out of 255 verified smelters/refiners. Of those 33 smelter/refiners, each either has an “Active” certification from the Conflict-Free Sourcing Initiative (“CFSI”) or is actively moving through the certification process. Smelters and refiners on the Active list have committed to undergo a Conflict-Free Smelter Program (CFSP) audit, and agree to:

(a)	provide downstream customers with verified information about the smelter’s/refiner’s sourcing activities,

(b)	assist smelters/refiners in demonstrating conformance to the OECD Due Diligence Guidance,

(c)	assist downstream companies in meeting Dodd-Frank reporting requirements, and

(d)	enable downstream companies to source conflict-free minerals which helps to remove the incentive for violence in the DRC.

Based on the information obtained pursuant to our good faith due diligence process, the Company does not have sufficient information with respect to the Covered Products to determine the country of origin of the Conflict Minerals in the Covered Products, and as such, we have found that the Company’s products containing Conflict Minerals are DRC conflict undeterminable.

Improving Due Diligence and Risk Mitigation

The Company will continue to undertake the following actions during 2015 to improve its due diligence and mitigate the risk that the necessary Conflict Minerals in its products benefit or finance armed groups:

1.	The Company will continue to work with vendors who provided incomplete or insufficient information in an effort to obtain complete and accurate information in 2015.

2.	The Company will request information and supporting data from each vendor providing parts to the Company that are subject to 2015 reporting requirements by utilizing the EEIC-GeSI Conflict Minerals Reporting Template; and will pursue a completed template response that identifies material down to the smelter and mine.

3.	The Company will provide its Conflict Minerals Policy to suppliers as part of its EEIC-GeSI Conflict Minerals Reporting Template based supplier inquiry process for 2015.

4.	The Company includes a Conflict Minerals clause in its HVAC purchase order standard terms and conditions. Current agreements are reviewed and a Conflict Minerals clause is added as practical.

5.	The Company will continue training relevant employees regarding the Rule and the Company’s Conflict Minerals Policy.

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